

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

December 20, 2022

Mark McCaffrey
Chief Financial Officer
GoDaddy Inc.
2155 E. GoDaddy Way
Tempe, AZ 85284

      Re: GoDaddy Inc.
          Form 10-K for Fiscal Year Ended December 31, 2021
          Filed February 17, 2022
          File No. 001-36904

Dear Mark McCaffrey:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Technology